SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Press Release of May 20, 2009 — Announcement of invitation to the Annual General Meeting of shareholders.

Press Release of May 26, 2009 — Announcement of agreement to distribute Campbell Soup products in Russia.

Press Release of June 2, 2009 — Announcement of intention to delist from the ASX.

Press Release of June 5, 2009 — Announcement of publication of prospectus relating to the 2,000,000 Euro Medium Term Note Programme.

Press Release of June 19, 2009 — Announcement of resolutions of the Annual General Meeting of shareholders.

Press Release of June 24, 2009 — Announcement of publishing of Corporate Social Responsibility Report.

Press Release of June 29, 2009 — Announcement of change to the Board of Directors.

Press Release of July 1, 2009 — Announcement of filing of Annual Report on Form 20-F with the Securities and Exchange Commission.

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

INVITATION

To the Shareholders of the Societe Anonyme under the trade name

“COCA-COLA HELLENIC BOTTLING COMPANY S.A.”

to the Annual General Meeting

As resolved by the Company’s Board of Directors on 15th May 2009, at its meeting no.  811, in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the trade name “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HELLENIC” are invited to an Annual General Meeting, to be held in Maroussi of Attica, at the Shopping Mall “The Mall Athens”, at the Village Cinemas, Room Europa 05, 35 Andreas Papandreou Street, Maroussi, on Thursday 18 June 2009, at 11:00 a.m., with the following Agenda:

1)                            Submission of the Management Report by the Board of Directors and of the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2008.

2)                            Submission and approval of the Company’s annual Financial Statements for the fiscal year which ended on 31.12.2008 and of the consolidated Financial Statements.

3)                            Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2008.

4)                            Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2008 and pre-approval of remuneration for the fiscal year 2009.

5)                            Election of Statutory Auditors for the fiscal year 2009 (1.1.2009 - 31.12.2009) and determination of their fees.

6)                            Approval of distribution of Profits (dividend) for the fiscal year 2008.

7)                            Appointment of Audit Committee, in accordance with article 37 of Law 3693/2008.

8)                            Amendment of the terms of an existing stock option plan for employees of the Company and its affiliates, in accordance with article 13 paragraph 13 of Codified Law 2190/1920.

9)                            Approval of a stock option plan for employees of the Company and its affiliates, in accordance with article 13 paragraph 13 of Codified Law 2190/1920.

Shareholders wishing to attend the General Meeting, must deposit at least five (5) full days prior to the Meeting, the relevant blocking certificate from Hellenic Exchanges S.A. at the Company’s offices (9 Frangoklissias Street, Maroussi), in accordance with article 18 of the

Articles of Association, together with the relevant proxy in the event that they wish to be represented at the Meeting.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 210 618 3100 and +30 210 618 3106.

Maroussi, 15 May 2009

THE BOARD OF DIRECTORS

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

ENQUIRIES

George Toulantas Investor Relations Director	Tel : +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces agreement to distribute Campbell Soup products in Russia

Athens, Greece – 26 May 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that it has entered into an agreement with Campbell Soup Company (Campbell) for the distribution of Campbell soup and broth products in Russia.

Under the terms of the agreement, Coca-Cola Hellenic is responsible for sales, distribution, in-store marketing and trade receivables management. Campbell is responsible for consumer and market research, brand management, marketing, product development and production. Financial terms have not been disclosed.

Coca-Cola Hellenic is already distributing Campbell’s Domashnaya Klassika products in the Moscow region pursuant to an existing distribution agreement and in August 2009 plans to expand distribution to over 100 cities and 12 regions of Russia, with nationwide distribution to follow.

Doros Constantinou, Managing Director of Coca-Cola Hellenic, said, “Partnering with the world’s largest producer and marketer of soup products offers exciting opportunities in Russia. Our distribution of premium soup and broth products represents yet another example of our ability to explore innovative opportunities for future growth. It is also fully consistent with our strategy of leveraging the benefits of our strong distribution infrastructure with complementary categories and brands. We continue to believe in the long-term potential of the Russian market and expect that adding Campbell to our product range will strengthen our relationships with existing customers, and offer new growth opportunities through the expanded distribution of our entire product range across new outlets.”

In Russia, nearly 32 billion servings of soup are consumed each year, with the majority of this still home-made. This represents approximately 230 servings per capita, making Russia the second largest soup market in the world after China. Soup consumption in Russia is more than double that of the United States.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

About Campbell Soup Company

Campbell Soup Company is a global manufacturer and marketer of high quality foods and simple meals, including soup, baked snacks and vegetable-based beverages.  Founded in 1869, the company has a portfolio of market-leading brands, including “Campbell’s,” “Swanson”, “Pepperidge Farm,” “Arnott’s,” and “V8”. For more information on the company, visit Campbell’s website at www.campbellsoupcompany.com.

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces intention to delist from ASX

Athens, Greece – 2 June 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company, CHB) announces that it intends to seek its removal from the official list of ASX Limited (ASX) and suspension in trading of its CHESS Depository Interests (CDIs) on the ASX effective from the close of the market on 26 August 2009.

CHB currently trades on the ASX by way of CHESS Depository Interests (CDIs). CHB shares are currently also listed for trading on the Athens Exchange with a secondary listing on the London Stock Exchange (LSE). CHB’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE). Following the delisting from the ASX, CHB common shares will continue to trade on the Athens Exchange and the LSE while ADRs will continue to trade on the NYSE.

CHB was admitted to the official list of the ASX on 31 August 2000.  Since that time, some CDI holders have sought to convert their CDIs to shares. As a result, CDIs representing CHB shares now represent approximately 0.63% of CHB’s issued and outstanding capital stock.

CHB’s decision to delist is due to the low level of CDIs now quoted on the ASX and the low level of trading on the ASX compared to the other exchanges. These factors make it unlikely that CHB would seek to raise further equity capital via its ASX listing. In these circumstances, CHB wishes to avoid the administrative costs of an ASX listing, including the higher level of regulatory compliance costs associated with multiple listings.

Delisting Process

CHB will send CDI holders a letter providing details of the delisting process which will outline:

•                                          the international Share Sale Facility that will be established following the date of suspension of ASX trading of CHB’s CDIs by CHB and that will be implemented by National P&K Securities S.A., to enable CDI holders to sell their CDIs during the period from 9 November 2009 to 4 December 2009 by sending in a Sale Instruction Form by 27 November 2009 (the “Share Sale Facility”); and

•                                          the arrangements for sale of the CHB shares underlying any remaining CHB CDIs, the sale of which will take place on the Athens Exchange after the cessation of sales on the Athens Exchange under the Share Sale Facility between 7 December 2009 and 23 December 2009.

CHB will also identify in that letter steps that CDI holders could take if they wished to maintain their interest in the underlying CHB shares by holding such CHB shares under their own name on the Athens Exchange or selling them through another licensed broker on the Athens Exchange.

Indicative dates for the delisting process:

26 August 2009

Expected effective date of suspension in trading of CHB CDIs on ASX (Suspension Date). Please note: you will be unable to trade CDIs on ASX after this date and CHB will be removed from the Official List 5 business days later.

2 November 2009	Opening of the Share Sale Facility
9 November 2009	Earliest date for sales under the Share Sale Facility
27 November 2009	Closing of the Share Sale Facility
4 December 2009	Final date for sales under the Share Sale Facility
7 December 2009	First date for sales of remaining shares underlying CDIs
23 December 2009	Final date for sales of remaining shares underlying CDIs

For more information on CHB, please see www.coca-colahellenic.com.

For further information please contact:

Coca-Cola Hellenic Bottling Company S.A.:

Maria Livaniou

Head of Shareowner Services

Tel: +30 210 618 3106

E-mail: maria.livaniou@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to the EUR 2,000,000,000

Euro Medium Term Note Programme

Athens, Greece – 5 June 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 2 June 2009 relating to the €2,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the ordinary course annual update of the €2,000,000,000 Euro Medium Term Note Programme and not to any issuance of notes thereunder.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3846T_1-2009-6-4.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces resolutions of the Annual General Meeting

of shareholders held on 18 June 2009

Athens, Greece – 19 June 2009 - The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) took place on 18 June 2009. 336 shareholders representing 268,749,500 shares, out of a total number of 365,402.097, (i.e. 73.54%) of the Company’s share capital were present or represented and voted at the Meeting.

The following matters on the Agenda were discussed and the following decisions were made:

1.               The Management Report by the Board of Directors and the Audit Certificate by the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year which ended on 31.12.2008 were submitted.

2.               The Company’s annual Financial Statements for the fiscal year which ended on 31.12.2008 and of the consolidated Financial Statements were submitted and approved.

3.               The members of the Board of Directors and the Auditors of the Company were released from any liability for their activity during the fiscal year ended on 31.12.2008.

4.               The remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and for their services to the Company for the fiscal year 2008 was approved and their remuneration for the fiscal year 2009 was pre-approved.

5.               PricewaterhouseCoopers were elected as Statutory Auditors for the fiscal year 2009 and the Board of Directors was authorised to determine their fees.

6.               The distribution of a dividend of EUR 0.28 per share was approved.  Applicable law requires that dividends accruing to the Company’s 605,700 treasury shares be applied to the total amount of dividends payable to shareholders.  As a result, the dividend per share is increased to EUR 0.280465 per share. The above amount is subject to a 10% withholding tax, pursuant to article 18 of Law 3697/2008. The ex-dividend date is Monday 22 June 2009 and the record date is Wednesday 24 June 2009, (i.e. shareholders of the Company registered on the Dematerialised Securities System (DSS) at the closing of trading on the Athens Exchange on 24 June 2009 will be entitled to receive the dividend). The payment of dividend will commence on Monday 29 June 2009 and will be made through National Bank of Greece S.A.

7.               An Audit Committee was appointed pursuant to article 37 of Law 3693/2008, comprising of the following members of the Board of Directors:

Kent Atkinson	independent non-executive director

Samir Toubassy	independent non-executive director

Nigel Macdonald	independent non-executive director with proven adequate knowledge of accounting and auditing matters

8.               The item “Amendment of the terms an existing stock option plan for employees of the Company and its affiliates, in accordance with article 13, paragraph 13 of Codified Law 2190/1920”, was withdrawn.

9.               The adoption of a stock option plan for employees of the Company and its affiliates, in accordance with article 13, paragraph 13 of Codified Law 2190/1920, was approved.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic reaffirms CSR commitment

during global economic downturn

Athens, Greece – 24 June 2009 – Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announces the release of its sixth annual Corporate Social Responsibility (CSR) report noting progress in key focus areas across its 28 countries of operation in 2008.

Climate protection and resource conservation have become primary focus areas for the Company’s CSR efforts. Over the course of 2008, construction began on the first of 15 combined heat and power (CHP) units. The units will collectively reduce carbon emissions from total manufacturing operations by approximately 20%. A unit in Romania will be operational by the end of July, followed by units in Northern Ireland and Italy later in the year.

Other energy-reduction programmes initiated by Coca-Cola Hellenic included the development of an energy-saving device for coolers and a commitment that all new coolers will be at least 50% more energy efficient than current models. This shift to energy-efficient coolers will result in an annual reduction of 29,000 tonnes of CO2 each year from coolers purchased in 2008 alone. Vehicle efficiency was also targeted by energy-reduction programmes. In particular, the Company instituted a Safe and Eco-Driving project in every country of operation with the aim of reducing fleet emissions by an estimated 13,000 tonnes annually.

Water protection and conservation efforts achieved notable successes in 2008. Water-use efficiency in operations improved by 4% over the prior year and, for the first time, an absolute reduction in water-use of 1% was recorded despite an overall increase in production volume. As a result of such efforts, Coca-Cola Hellenic’s water use ratio has declined by 22% since 2002. Additionally, more than 94% of Coca-Cola Hellenic wastewater is now treated before release, with 100% targeted by the end of 2010. Involvement in “Green Danube” and other community water partnerships continued to grow in 2008, with watershed protection projects for major rivers and their environs taking place in 26 countries of operation.

The total amount of recycled PET used by Coca-Cola Hellenic in new plastic bottles in 2008 increased by 67% over 2007 levels. In addition, approximately 13 million tonnes of packaging waste was collected through Recovery Organisations of which the Company is a shareholder.  All recycling targets were met in the EU Member States in which the Company has operations.

Coca-Cola Hellenic continues to focus on catering to consumer trends for health and wellness products.  Juices, waters and other still beverages now comprise 38% of total volume, up from 10% in 2001. Since 2001, the average calorie content of products distributed by the Company has also decreased by 19%.

Other CSR efforts included physical education initiatives for Company employees and consumers, and the rollout of a data collection and reporting tool from the British Standards Institute called Entropy to monitor and report on health and safety in the workplace in real time.

In continuing to build on its CSR progress in 2008, Coca-Cola Hellenic strengthened partnerships, especially its support of UN Global Compact Local Networks. During the year, the Company repeated its successful Stakeholder Panel to discuss and address the main impacts of its business. Comments from external stakeholders who attended this panel are included in the CSR Report for 2008.

Finally, in 2008, the efforts of Coca-Cola Hellenic were acknowledged with listings on the Dow Jones Sustainability World and STOXX (European) Indexes.  The Company also maintained its listing on the FTSE4Good Index.

ENQUIRIES

Jens Rupp Group Sustainability Manager	Tel: +41 21 631 28 40 email : jens.rupp@cchellenic.com

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces change to the Board of Directors

Athens, Greece – 29 June 2009 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announced today that Mr. Samir Toubassy has retired from the Company’s Board of Directors. The Company expressed its gratitude to Mr. Toubassy for his services as a non-executive member of Coca-Cola Hellenic’s Board of Directors for the past nine years and as a member of the Group’s Audit Committee since 2001. A separate announcement will be made on the appointment of a new non-executive member to Coca-Cola Hellenic’s Board of Directors in due course.

The Board of Directors has nominated its member Mr. Antonio D’Amato to succeed Mr. Toubassy as a member of the Audit Committee of Coca-Cola Hellenic. Mr. D’Amato started his career in 1979 with the Finseda Group, a leading European company in the production of food packaging. He was employed in various capacities and became president of the Finseda Group in 1991. Since 1996, Mr. D’Amato has been a member of the board of directors of Confindustria, the Confederation of Italian Industry. Mr. D’Amato has served on the Board of Directors of Coca-Cola Hellenic as a non-executive director since 2002.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

9 Fragoklissias street, 151 25 Maroussi, Athens - Greece, T +30 210 618 3100 F +30 210 619 5514 www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announced today the filing of its Annual Report on Form 20-F with the US Securities and Exchange Commission

Athens, Greece – 1 July 2009 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic,  the Company) announced today the filing with the US Securities and Exchange Commission (SEC) of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the 20-F).

A copy of the report is available on the SEC’s website at www.sec.gov as well as on the Company’s website at www.coca-colahellenic.com. The Company will make available to any interested shareholder, upon request, a hard copy of the complete audited financial statements of the Company entirely free of charge.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases.  It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH) and Chess Depositary Instruments (CDIs) are listed on the Australian Stock Exchange (ASX: CHB). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date: July 1, 2009